  Exhibit 99.1

Prophecy Announces $4,000,000 Private Placement

Vancouver, British Columbia, October 7, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTC:PRPCD, Frankfurt:1P2N) announces that it is undertaking a non-brokered private placement (the “Placement”) involving the issuance of 10 million Common Shares of the Company (the “Shares”) at a price of $0.40 per Share to raise aggregate gross proceeds of $4,000,000.

Company management and directors will purchase 400,000 Shares of the Placement.

The Shares will be subject to a minimum hold period of four months plus one day from the date of issue.

Closing of the Placement is expected to occur by October 23, 2019.  Finder’s fee in connection with the Placement may be payable in Shares or cash. The Placement and finder’s fees are subject to the approval of the TSX and other customary closing conditions.

Proceeds of the Placement are expected to be used to develop Prophecy’s mineral projects and for general working capital purposes.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.